# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: REE Automotive Ltd (the "Company" or Issuer"), CIK 0001843588
CUSIP: M8287R103
Title of class of securities: Class A Ordinary Shares, without par value ("Class A Ordinary Shares")
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0001965272
Persons authorized to receive notices and communications: Avital Futterman, c/o REE Automotive Ltd, Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500, 972 (77) 899-5200

## Reporting persons
- Barel Daniel (CIK 0001965272): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 1,821,228; shared voting power 0; sole dispositive power 1,821,228; shared dispositive power 0; aggregate amount beneficially owned 1,821,228 (6% of the class)
  Comment: (1) Aggregate amount includes (i) 1,390,287 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Barel that are fully vested, (ii) 430,108 ordinary shares issued or issuable upon the vesting of restricted shares units within 60 days of December 11, 2025, and (iii) 833 Class A Ordinary Shares. The Issuer's ordinary shares are divided into two classes. The Class A Ordinary Shares each have one vote per share. The Class B Ordinary Shares each have 10 votes per share. In addition to Class A Ordinary Shares, the Reporting Person holds 1,390,287 Class B Ordinary Shares, which represent 50% of the outstanding Class B Ordinary Shares of the Issuer. Taking into account both of the Reporting Person's Class A Ordinary Shares and Class B Ordinary Shares, the holdings of the Reporting Person represent approximately 27% of the Issuer's outstanding voting power as of December 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, without par value ("Class A Ordinary Shares")
Name of issuer: REE Automotive Ltd (the "Company" or Issuer")
Address of issuer's principal executive offices: Kibbutz Glil-Yam, Kibbutz Glil-Yam, Israel (L3), 4690500
Comment: The Reporting Person (as defined below) filed a Schedule 13G on February 14, 2023 regarding the beneficial ownership of the securities of the Company. This initial Schedule 13D supersedes the Reporting Person's previously filed Schedule 13G in accordance with Rule 13d-1(d) under the Exchange Act.

## Item 2. Identity and Background
Name of person filing: Daniel Barel (the "Reporting Person").
Residence or business address: The address of the Reporting Person is c/o REE Automotive Ltd, Kibbutz Glil-Yam, Kibbutz Glil-Yam 4690500, Israel. The telephone number is +972 (77) 899-5200. The Reporting Person is a citizen of Israel and currently serves as the Chief Executive Officer, Co-Founder, and a director of the Company.
Present principal occupation or employment: Refer to (b) above.
Criminal convictions in the last five years: During the last five years, the Reporting Person neither (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: Refer to (d) above
Citizenship: Refer to (b) above

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition of the Class A Ordinary Shares by the Reporting Person is for investment purposes. On November 13, 2025, the Company's shareholders approved, among other items, a special cash bonus award for 2024 and an amendment to the terms of employment for the Reporting Person effective as of July 1, 2025, which are more fully described in the Proxy Statement included in a Report on Form 6-K of Foreign Private Issuer furnished by the Company to the U.S. Securities and Exchange Commission ("SEC") on October 9, 2025 and as further amended by the Company in a Proxy Statement supplement furnished to the SEC on a Report on Form 6-K of Foreign Private Issuer on November 12, 2025.

The amendments to the terms of the Reporting Person's employment included, among other aspects, an annual equity award in the form of restricted share units ("RSUs") with a fair value of $2,000,000, which would vest quarterly in equal portions, over a three-year period commencing on July 1, 2025 ("Equity Awards"). Such $2,000,000 fair value amount would likewise be granted in each subsequent year thereafter with the same vesting terms. The RSUs, which would be granted pursuant to the 2021 Share Incentive Plan, would immediately vest in the event of a change of control of the Company, which includes a Merger/Sale event (as such term is defined in the 2021 Share Incentive Plan).

In addition, the Reporting Person is entitled to receive a one-time equity award in the form of RSUs equal to 10% of the Company's share capital on a fully diluted basis (the "CEO Retention Grant"), which would vest as follows:

1. 60% of the CEO Retention Grant would vest upon the consummation of a "Strategic Transaction," and

2. 40% of the CEO Retention Grant would vest based on the Company's future stock price performance, as follows:

a. 10% would vest upon the Company's stock achieving and maintaining a closing price of at least $2 for a period of 30 consecutive trading days,

b. 10% would vest upon the Company's stock achieving and maintaining a closing price of at least $3 for a period of 30 consecutive trading days,

c. 10% would vest upon the Company's stock achieving and maintaining a closing price of at least $4 for a period of 30 consecutive trading days and

d. 10% would vest upon the Company's stock achieving and maintaining a closing price of at least $5 for a period of 30 consecutive trading days.

In the event that the Company's fully diluted share capital increases beyond the level established on November 13, 2025, then prior to the consummation of any such "Strategic Transaction" (defined below), additional RSUs would be granted to the Reporting Person to maintain the 10% ownership target that was approved by shareholders on November 13, 2025. A "Strategic Transaction" would include any transaction achieved after January 1, 2025 that includes: (i) a merger, acquisition or other "Change of Control" transaction, (ii) the execution of a strategic commercial agreement that generates annual revenue exceeding $30 million or (iii) any other similar strategic agreement or transaction approved by the Company's Board of Directors as meeting the intent of this definition. For example, a "Strategic Transaction" may include, among others, revenue generating definitive agreements, resulting from the Company's current ongoing business development efforts as that have become revenue generating of the date herein, including, but not limited to, from the Company's previously announced Memorandum of Understanding, dated March 18, 2025.

Additionally, in the event of the "Change of Control" transaction, which includes a Merger/Sale event, as such term is defined in the 2021 Share Incentive Plan, (i) the vesting period of the Reporting Person's Equity Award would be fully accelerated and (ii) the vesting period of the CEO Retention Grant will be fully accelerated. Subject to market conditions, other investment and business opportunities, general stock market and economic conditions, tax considerations, and other factors deemed relevant to the Reporting Person, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by the Reporting Person in open-market transactions, privately negotiated transactions or otherwise, in each case in accordance with applicable securities laws and the Issuer's policies. Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Person reserves the right to change his plans and intentions at any time and to take any actions he may deem appropriate with respect to his investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person, including the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on the cover page of this Schedule 13D and are incorporated by reference herein.

As of December 11, there were 28,656,046 Class A Ordinary Shares outstanding and 2,780,570 Class B Ordinary Shares outstanding (which numbers were set forth in the Issuer's Proxy Statement as furnished on a Report on Form 6-K of Foreign Private Issuer to the SEC on December 15, 2025). Collectively, the Reporting Person beneficially owns 1,821,228 Class A Ordinary Shares, representing 6% of the total outstanding Class A Ordinary Shares. The percentage was calculated based on the total outstanding Class A Ordinary Shares of the Issuer plus 1,821,228 Class A Ordinary Shares issuable under RSUs and underlying options held by the Reporting Person that are exercisable/issuable, as applicable, within 60 days of December 11, 2025, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i). For the sake of clarity and solely for informational purposes, the foregoing amount of Class A Ordinary Shares excludes 7,411,702 Class A Ordinary Shares that are issuable upon the settlement of RSUs that were granted as part of the Equity Awards and CEO Retention Grant described in Item 4 but which have not yet vested and which are not substantially certain to vest within 60 days of December 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, the Reporting Person, to the best of his knowledge, has not effected any transaction in the Class A Ordinary Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, including the Reporting Person's applicable employment terms, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Proxy Statement, incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K of Foreign Private Issuer, filed with the SEC on October 9, 2025.

2. Proxy Statement Supplement, incorporated by reference to the Company's Report on Form 6-K of Foreign Private Issuer, filed with the SEC on November 12, 2025.

## Signatures
- Barel Daniel: /s/ Daniel Barel, Daniel Barel (12/15/2025)